                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                           --------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


               PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
-----------------------------------------------------------------------------
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
-----------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 692926
-----------------------------------------------------------------------------
                              (CUSIP Number)

                               Scot Sauder
                             General Counsel
                   Horizon/CMS Healthcare Corporation
                6001 Indian School Road, N.E., Suite 530
                          Albuquerque, NM 87110
                             (505) 881-4961
-----------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            November 9, 1995
-----------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement. /X/

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

     Ownership percentages set forth herein assume that at November 9, 1995 there were 7,509,551 shares outstanding.

-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON . . . . . . . . . . . .  HORIZON/CMS HEALTHCARE
                                                                  CORPORATION

     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON  . . . . . . . . . . . . . . . . . . . . . .  91-1346899
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) / /

-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
-----------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /

-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------------------
              7    SOLE VOTING POWER
NUMBER
OF                 1,126,433(1)
SHARES        ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
OWNED
BY                 856,565
EACH          ---------------------------------------------------------------
REPORTING     9    SOLE DISPOSTIVE POWER
PERSON
WITH:              1,126,433(1)
              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     (1)  1,982,998
-----------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       / /

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.4%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-----------------------------------------------------------------------------

--------------------

     (1) Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of the 1,126,433 shares listed under the headings "Sole Voting Power" and "Sole Dispositive
         Power". See Item 5 of this Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.01 per share ("Pacific Rehab Common Stock"), of Pacific Rehabilitation & Sports Medicine, Inc., a corporation organized under the laws of the State of Delaware ("Pacific Rehab"). The principal executive offices of Pacific Rehab are located at 8100 NE Parkway, Suite 190, Vancouver, Washington 98662.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by Horizon/CMS Healthcare Corporation, a corporation organized under the laws of the State of Delaware ("Horizon"). Horizon provides specialty healthcare services and long-term nursing care.
The principal offices of Horizon are located at 6001 Indian School Road, N.E., Suite 530, Albuquerque, New Mexico 87110.

     Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Horizon.

     During the last five years, to the best of Horizon's knowledge, neither Horizon nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Horizon or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Each executive officer and each director of Horizon is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director of Horizon are set forth in Exhibit A to this Schedule 13D and are specifically incorporated herein by reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The exercise of an irrevocable option (the "Stock Option") held by Horizon pursuant to a Stock Option Agreement, dated as of November 9, 1995 (the "Stock Option Agreement"), by and among Horizon and Pacific Rehab, for the full number of shares of Pacific Rehab Common Stock currently covered thereby would require a maximum aggregate of funds of $8,729,856 or issuance of Horizon Common Stock having a market value equal to $8,729,856 (determined by dividing the product of $8,729,856 and 1,126,433 by the average daily closing price for Horizon Common Stock on the New York Stock Exchange ("NYSE") for the ten NYSE trading days prior to the fifth NYSE trading day preceding the determination date). It is anticipated that should the Stock Option become exercisable and should Horizon decide to exercise the Stock Option, Horizon would obtain the funds necessary for the purchase from working capital, which may include borrowings under its current revolving credit facility.

ITEM 4.   PURPOSE OF TRANSACTION.

     Pursuant to the Stock Option Agreement, Horizon has the right to purchase up to 1,126,433 shares of Pacific Rehab Common Stock (15% of the number of shares outstanding on November 9, 1995), subject to certain adjustments, at a price, subject to certain adjustments, of $7.75 per share. The Stock Option was granted by Pacific Rehab as a condition of and in consideration for Horizon's entering into the Agreement and Plan of Merger, dated as of November 9, 1995 (the "Merger Agreement"), by and among Horizon, Horizon PRSM Corporation, a corporation organized under the laws of the State of Delaware and a wholly owned subsidiary of Horizon ("Merger Sub") and Pacific Rehab.

     Simultaneously with the execution of the Stock Option Agreement, Horizon, Merger Sub and Pacific Rehab entered into the Merger Agreement, pursuant to which Merger Sub would merge with and into Pacific Rehab (the "Merger"). Pursuant to the Merger Agreement, each share of Pacific Rehab Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into .3483 shares of common stock, par value $.001 per share ("Horizon Common Stock"), of Horizon, (the "Pacific Rehab Common Stock Exchange Ratio"). Notwithstanding the foregoing, if between November 9, 1995 and the Effective Time the outstanding shares of Horizon Common Stock or Pacific Rehab Common Stock have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Pacific Rehab Common Stock Exchange Ratio will be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. Pursuant to the Merger Agreement, the Pacific Rehab management will continue to serve as such subsequent to the Merger and the Pacific Rehab board of directors shall be replaced by the board of directors of Merger Sub, currently consisting of three directors of Horizon.

     Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including the receipt of approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of Pacific Rehab, the receipt of certain regulatory approvals, the receipt of legal opinions that the Merger will be tax-free and accountants' confirmation that the Merger will be accounted for as a pooling of interests. The Merger Agreement and the transactions contemplated thereby will be submitted for approval at a special meeting of the stockholders of Pacific Rehab called for such purpose.

     Pursuant to a Voting Agreement, dated as of November 9, 1995 (the "Voting Agreement"), between Horizon and certain stockholders of Pacific Rehab holding in the aggregate 856,565 shares of Pacific Rehab Common Stock (11.4% of the number of shares outstanding on March 31, 1995), including Dr. Brian Bussanich, formerly Chairman of the Board and Chief Executive Officer and currently a director of Pacific Rehab, John A. Elorriaga, currently Chairman of the Board and Chief Executive Officer of Pac Rehab, and Frank Jungers, a Director of Pacific Rehab (collectively, the "Stockholders"), the Stockholders have, among other things, agreed to vote all Pacific Rehab Common Stock beneficially owned by them in favor of the Merger and (subject to their agreement, if requested by Horizon, not (i) to attend, or vote any Pacific Rehab Common Stock beneficially owned by them at, any annual or special meeting of stockholders or (ii) to execute any written consent of stockholders) against any combination proposal or other matter that may interfere or be inconsistent with the Merger.

     Except as set forth herein, Horizon presently does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Each of the Stock Option Agreement, the Merger Agreement and the Voting Agreement are included as Exhibits B, C and D, respectively, and each is specifically incorporated by reference herein.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     Although the Stock Option Agreement does not allow Horizon to purchase any shares of Pacific Rehab Common Stock pursuant thereto unless the specified conditions allowing exercise occur, assuming for purposes of this
Item 5 that such conditions occur and Horizon is entitled to purchase shares of Pacific Rehab Common Stock pursuant to the Stock Option, Horizon would own 1,126,433 shares of Pacific Rehab Common Stock, which is 15% of the number of shares outstanding on November 9, 1995, or approximately 13% of the total number of shares of Pacific Rehab Common Stock outstanding as adjusted to reflect the issuance to Horizon of such 1,126,433 shares pursuant to its exercise of the Stock Option.

     Under the Stock Option Agreement, Horizon currently does not have the right to acquire any shares of Pacific Rehab Common Stock unless specific events occur. Accordingly, Horizon does not have sole or shared voting or dispositive power with respect to any shares of Pacific Rehab Common Stock, and Horizon therefore disclaims beneficial ownership of the Pacific Rehab Common Stock subject to the Stock Option until the events allowing exercise occur. Assuming for purposes of this Item 5, however, that events occur that would enable Horizon to exercise the Pacific Rehab Option, Horizon would have the right to purchase up to 1,126,433 shares, subject to adjustment as described above, of Pacific Rehab Common Stock, as to which it would have sole voting power and sole dispositive power.

     Under the Voting Agreement, the Stockholders, as described above in Item 4, have agreed to vote all Pacific Rehab Common Stock beneficially owned by them in favor of the Merger and (subject to their agreement, if requested by Horizon, not (i) to attend, or vote any Pacific Rehab Common Stock beneficially owned by them at, any annual or special meeting of stockholders or (ii) to execute any written consent of stockholders) against any combination proposal or other matter that may interfere or be inconsistent with the Merger. Consequently Horizon shares voting, but not dispositive, power as to such 856,565 shares of Pacific Rehab Common Stock.

   No other person is known by Horizon to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Contracts, arrangements, understandings or relationships with respect to securities of Pacific Rehab consist of the Stock Option Agreement, the Merger Agreement and the Voting Agreement. The aforementioned documents are attached hereto as Exhibits B, C and D, respectively, and are specifically incorporated herein by reference. See also description of the aforementioned documents in Items 3 and 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed as part of this Schedule 13D:

     Exhibit A -- Name, Business Address, and Present Principal Occupation of
                  Each Executive Officer and Director of Horizon.

     Exhibit B -- Stock Option Agreement, dated as of November 9, 1995, by and among Horizon and Pacific Rehab.

     Exhibit C -- Agreement and Plan of Merger, dated as of November 9, 1995, by and among Horizon, Merger Sub and Pacific Rehab.

     Exhibit D -- Voting Agreement, dated as of November 9, 1995, between
                  Horizon and certain stockholders of Pacific Rehab named therein.

                                  SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 1995                     HORIZON/CMS HEALTHCARE CORPORATION


                                            By: /s/ ERNEST A. SCHOFIELD
                                               ---------------------------
                                            Name:  Ernest A. Schofield
                                            Title: Senior Vice President
                                                    and Chief Financial
                                                    Officer

                                EXHIBIT INDEX

                                                                   SEQUENTIAL
EXHIBIT                          DESCRIPTION                      PAGE NUMBER
-------                          -----------                      -----------
   A         Name, Business Address, and Present Principal
             Occupation of Each Executive Officer and Director
             of Horizon/CMS Healthcare Corporation.

   B Stock Option Agreement, dated as of November 9, 1995, by and among Horizon/CMS Healthcare Corporation and Pacific Rehabilitation & Sports Medicine, Inc.
             (incorporated by reference to Exhibit 2.2 to Horizon/CMS
             Healthcare Corporation's Current Report on Form 8-K dated
             November 9, 1995).

   C        Agreement and Plan of Merger, dated as of March 31,
            1995, by and among Horizon/CMS Healthcare Corporation,
            Horizon PRSM Corporation and Pacific Rehabilitation &
            Sports Medicine, Inc. (incorporated by reference to
            Exhibit 2.1 to Horizon/CMS Healthcare Corporation's
            Current Report on Form 8-K dated November 9, 1995).

   D Voting Agreement, dated as of November 9, 1995, between Horizon/CMS Healthcare Corporation and certain stockholders of Pacific Rehabilitation & Sports Medicine,
            Inc. named therein (incorporated by reference to Exhibit 2.3 to Horizon/CMS Healthcare Corporation's
            Current Report on Form 8-K dated November 9, 1995).

                                  EXHIBIT A

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OF
                 EACH EXECUTIVE OFFICER AND DIRECTOR OF HORIZON

I.  EXECUTIVE OFFICERS OF HORIZON

                                                        PRESENT PRINCIPAL
NAME                        BUSINESS ADDRESS               OCCUPATION
----                        ----------------            -----------------
Neal M. Elliott          6001 Indian School Road,      Chairman of the Board,
                          N.E., Suite 530              President, Chief Executive
                         Albuquerque, NM 87110         Officer and Director

Klemett L. Belt, Jr.     6001 Indian School Road,      Executive Vice
                          N.E., Suite 530              President and Director
                         Albuquerque, NM 87110

Robert A. Ortenzio       600 Wilson Lane,              Executive Vice President
                         Mechanicsburg, PA 17055       and Director

Michael A. Jeffries      6001 Indian School Road,      Senior Vice President,
                          N.E., Suite 530              Operations and
                         Albuquerque, NM 87110         Director

Charles H. Gonzales      6001 Indian School Road,      Senior Vice President,
                          N.E., Suite 530              Subsidiary Operations
                         Albuquerque, NM 87110         and Director

Ernest A. Schofield      6001 Indian School Road,      Senior Vice President
                          N.E., Suite 530              and Chief Financial
                         Albuquerque, NM 87110         Officer

Scot Sauder              6001 Indian School Road,      Vice President of
                          N.E., Suite 530              Legal Affairs, Secretary
                         Albuquerque, NM 87110         and General Counsel


II. NON-EMPLOYEE DIRECTORS OF HORIZON

                                                        PRESENT PRINCIPAL
NAME                        BUSINESS ADDRESS               OCCUPATION
----                        ----------------            -----------------
Gerard M. Martin         600 Centre Street             Consultant
                         Newton, MA 02158

Frank M. McCord          2828 Colby Avenue             Chairman, Cascade
                         Everett, WA 98201             Savings Bank

Raymond N. Noveck        460 Totten Pond Road          President, Strategic
                         Waltham, MA 02158             Systems, Inc.

Barry M. Portnoy         One Post Office Square        Attorney-at-Law,
                         Boston, MA 02109              Sullivan & Worcester

Russell L. Carson        1 World Financial Center      Partner, Welsh, Carson,
                         Suite 3601                    Anderson & Stawe
                         200 Liberty St.
                         New York, NY 10211

Rocco A. Ortenzio        600 Wilson Lane               Consultant
                         Mechanicsburg, PA 17055

LeRoy Zimmerman          One South Market Square       Attorney-at-Law,
                          Building                     Eckert, Seamans, Cherin
                         213 Market Street             & Mellott
                         Harrisburg, PA 17108

Bryan C. Gressey         6100 Sears Tower              Partner, Golder, Thoma,
                         Chicago, IL 60606-6402        Cressey, Rauner, Inc.